

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 1, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AIR PRODUCTS AND CHEMICALS, INC. under the Exchange Act of 1934:

- 0.500% Notes due 2028
- 0.800% Notes due 2032

Sincerely,